[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE STAFF. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 OF THE SECURITIES AND EXCHANGE COMMISSION’S RULES ON INFORMATION AND REQUESTS WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

July 18, 2016

VIA EDGAR AND COURIER

Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                        At Home Group Inc.
Registration Statement on Form S-1

File No. 333-206772

Dear Ms. Ransom:

We are providing this supplemental letter on behalf of At Home Group Inc. (the “Company”) with respect to the comment letter, dated August 6, 2015 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”), regarding the Company’s Draft Registration Statement on Form S-1, submitted confidentially on July 8, 2015 (File No. 333-206772) (as publicly filed and amended, the “Registration Statement”).  We previously responded to the Staff’s comments contained in the Comment Letter by letter dated August 17, 2015 (the “August 17 Response Letter”).  We submit this supplemental letter to further address comment No. 33 contained in the Comment Letter.  In order to facilitate your review, we have replicated comment No. 33 contained in the Comment Letter in its entirety below.  In addition, attached hereto as Annex A for review by the Staff are a number of pages from the Registration Statement reflecting the anticipated price range for the Company’s initial public offering (the “IPO”), certain information previously left blank in the Registration Statement that is derived from such price range and certain other updates. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

For reasons of business confidentiality, in a separate letter dated the date hereof, the Company is requesting that certain information not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R.200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not filed electronically as correspondence under the Securities and Exchange Commission’s EDGAR system. The information for which the Company has requested confidential treatment is

Securities and Exchange Commission

Confidential Treatment Requested by At Home Group Inc.

Under 17 C.F.R. § 200.83

July 18, 2016

circled in the letter submitted to the Staff in paper form and the omitted information is identified by the symbol “[***]” in the copy filed electronically on EDGAR.

Stock-Based Compensation, page 75

33.                            We note your use of the Black-Scholes option pricing model to determine the fair value of your stock option grants.  Please provide to us the dates of option grants and any other share awards during the last 12 months as well as the underlying fair values per share at the date of grant.  If applicable, explain to us the events or factors that support any significant increase in your stock valuation between grant dates and between the most recent grant and the IPO price, once determined.

Response:

The Company supplementally advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per share (which reflects an estimated approximately [***]-for-one stock split that the Company plans to implement prior to effectiveness of the Registration Statement).  For convenience, all share and per share information in this supplemental letter has been adjusted to reflect this estimated stock split, and assumes the redesignation of the Class A common stock and Class B common stock as common stock in connection with the stock split. The Company and the underwriters are currently preparing to begin the road show for the IPO on or about [***], 2016.

The anticipated price range and stock split for the IPO are based on a number of factors, including the Company’s future prospects and those of the Company’s industry in general, the Company’s financial and operating performance in recent periods, the market prices of securities of companies engaged in activities similar to the Company’s, existing conditions in the public capital markets and preliminary discussions with the underwriters regarding potential valuations of the Company.  The actual price range and stock split to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) have not yet been determined and remain subject to adjustment based on factors outside of the Company’s control.  However, the Company believes that the foregoing anticipated price range and stock split will not be subject to significant change.

Securities and Exchange Commission

Confidential Treatment Requested by At Home Group Inc.

Under 17 C.F.R. § 200.83

July 18, 2016

The Company last granted stock options on April 7, 2015 and has not granted any stock awards from such date through the date of this letter.  The per share exercise price of the stock options granted on April 7, 2015 was $2,250, or $[***] on an as-adjusted basis reflecting the stock split.  The total number of stock options granted during the Company’s fiscal year ended January 30, 2016 was 2,202 (approximately [***] on an as-adjusted basis reflecting the stock split), representing aggregate grants to seven individuals.  The per share exercise price of the stock options granted in the Company’s fiscal year ended January 31, 2015 was $1,500, or $[***] on an as-adjusted basis reflecting the stock split.

As discussed in the August 17 Response Letter, the increase in the estimated fair value per share from $1,500 to $2,250 (or $[***] to $[***] on an as-adjusted basis reflecting the stock split) as of the date of the April 7, 2015 grant was due to the following factors: (i) improved public company EBITDA multiples and multiples of recent retailer initial public offerings have led to multiple expansion, resulting in higher estimated fair values under the market approach and (ii) the Company’s successful rebranding, strong performance from the Company’s new stores and strong comparable stores sales growth resulted in a reduction in the discount rate utilized to estimate the fair value of equity.

The Company advises the Staff that because it has granted no stock options since April 7, 2015, and because the options granted on that date have an exercise price per share that exceeds the top end of the proposed price range for the Company’s initial public offering, the Company believes that the Staff’s request for a discussion of events or factors that support any significant increase in its stock valuation between the most recent grant and the expected IPO price is not applicable.

If you have any questions, please feel free to contact the undersigned at (212) 859-8468.

Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Andrew B. Barkan

Andrew B. Barkan

cc:        Lewis L. Bird III (At Home Group Inc.)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)

Daniel Porco (Securities and Exchange Commission)

Robert Babula (Securities and Exchange Commission)

Jennifer Thompson (Securities and Exchange Commission)

Securities and Exchange Commission

Confidential Treatment Requested by At Home Group Inc.

Under 17 C.F.R. § 200.83

July 18, 2016

Annex A

Annex A

[***]